02019387

AH 3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Bridge Plaza Drive
(No. and Street)

Manalapan	New Jersey	07726
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Bicking — 732-972-9400 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway, Suite 3660	New York	NY	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, George Bicking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Garden State Securities, Inc.

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
February 16, 2002

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 37,770
Securities owned, at market value	240,862
Receivable from brokers	514,690
Secured demand notes receivable	187,800
Exchange membership, at cost, Boston Stock Exchange (market value $22,500)	6,000
Furniture and equipment, less accumulated depreciation of $120,498	15,859
Other assets	196,160
Total assets	$ 1,199,141

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities	
Payable to brokers	$ 3,048
Accrued expenses and taxes payable	403,440
Securities sold, not yet purchased, at market value	22,739
Total liabilities	429,227
Subordinated borrowings	
Secured demand notes	187,800
Subordinated loan agreements	733,600
	921,400
Commitments and contingencies	
Stockholders' equity (deficit)	
Common stock - no par value	
Authorized: 1,000 shares	
Issued and outstanding: 1,000 shares	40,000
Retained earnings/accumulated (deficit)	(191,486)
Total stockholders' equity (deficit)	(151,486)
Total liabilities, subordinated borrowings and stockholders' equity (deficit)	$ 1,199,141

The accompanying notes are an integral part of this financial statement.

GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Company, a broker dealer, is a market maker on NASDAQ and a specialist on the Boston Stock Exchange and clears its NASDAQ securities transactions through a clearing broker on a fully-disclosed basis and the specialist securities through the Boston Stock Exchange Clearing Corp. The Company operates under the exemptive provisions of the Securities and Exchange Commission (SEC) rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

(c) Depreciation

Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of five years.

Depreciation of the building is computed on the straight-line method over an estimated useful life of forty years. The building was sold to stockholders of the Company on July 31, 2001 (see Note 4).

(d) Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at market value, are summarized as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 139,636	$ 22,739
Options	2,510	-
U.S. Government obligations	98,716	-
	$ 240,862	$ 22,739

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at various rates ranging from 7.5% to 11.5% per annum, are covered by agreements approved by the National Association of Securities Dealers Inc. and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

	Amount	Due Date
Secured Demand Note	$ 144,500	03-31-03
Secured Demand Note	10,000	06-30-03
Secured Demand Note	20,000	09-30-03
Secured Demand Note	13,300	01-31-03
Subordinated Loan Agreement	216,000	07-31-03
Subordinated Loan Agreement	30,000	10-31-03
Subordinated Loan Agreement	10,000	10-31-03
Subordinated Loan Agreement	55,000	10-31-03
Subordinated Loan Agreement	23,400	03-07-03
Subordinated Loan Agreement	62,000	02-28-03
Subordinated Loan Agreement	110,000	02-28-03
Subordinated Loan Agreement	13,000	03-31-03
Subordinated Loan Agreement	40,000	03-31-03
Subordinated Loan Agreement	15,600	03-07-03
Subordinated Loan Agreement	45,000	05-31-03
Subordinated Loan Agreement	45,000	03-19-03
Subordinated Loan Agreement	45,000	07-18-03
Subordinated Loan Agreement	23,600	10-31-03
	$ 921,400	

Note 4 - Related Party Transactions

On July 31, 2001, the Company sold its building to its stockholders for approximately $325,000 resulting in a net loss of approximately $1,600, which is included in other income in the statement of operations. As a result of the sale, the Company paid off its mortgage in its entirety with interest expense totaling $2,034 for the period.

Note 5 - Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) for the benefit of certain salaried employees. The contribution is based on eligible employees' salaries. During 2001, the Company's contribution to the Plan totaled $45,762.

Note 6 - Other Assets

Other assets include advances to certain employees totaling $79,349 of which $46,000 carries an annual interest rate of 5%.

GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 7 - Net Capital Requirements

The capital ratio, was 73% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements, under SEC rule 15c3-1, were $250,000. The net capital of $554,808 was $304,808 in excess of the minimum net capital requirements.

Note 8 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

A copy of the Company's statement of financial condition as at December 31, 2001, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.